UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Cubic Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

229669106

(CUSIP Number)

James R. Edwards

Cubic Corporation

Senior Vice President, General Counsel

and Secretary

9333 Balboa Avenue

San Diego, California 92123

(858) 505-2226

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 19, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or 13d-1(g), check the following box: ☐

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 229669106		SCHEDULE 13D

1.	Name of Reporting Person; S.S. or IRS Identification Walter C. Zable

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds OO

5.	Check box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 702,141 (1)

	8.	Shared Voting Power 5,239,146 (2)

	9.	Sole Dispositive Power 702,141 (1)

	10.	Shared Dispositive Power 5,239,146 (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,941,287 (1)(2)

12.	Check box if the Aggregate Amount in Row 11 Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row 11 22.2%

14.	Type of Reporting Person IN

(1)  Includes 469,395 shares owned by the Walter C. Zable Trust U/A/D dated 2/7/06 and 232,746 shares held in trusts for Mr. Zable’s children.  Mr. Zable has sole voting and dispositive power over such shares as the trustee of such trusts, and disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein.

(2) Includes (a) 3,058,149 shares (11.4%) owned by the Zable QTIP Marital Trust Dated 9/18/78, (b) 2,132,296 shares (8.0%) owned by The Survivor’s Trust Created Under the Zable Trust Dated 9/18/1978, (c) 32,593 shares owned by the Zable Reverse QTIP Marital Trust dated 9/18/78, and (d) 16,108 shares owned by the Zable Non-QTIP Marital Trust dated 9/18/78.  Mr. Zable and Karen F. Cox share voting and dispositive power over such shares as co-trustees of such trusts, and each disclaims beneficial ownership of such shares except to the extent of his or her pecuniary interest therein.

CUSIP No. 229669106		SCHEDULE 13D

1.	Name of Reporting Person; S.S. or IRS Identification Karen F. Cox

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds OO

5.	Check box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 227,545

	8.	Shared Voting Power 5,479,146 (3)

	9.	Sole Dispositive Power 227,545

	10.	Shared Dispositive Power 5,479,146 (3)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,706,691 (3)

12.	Check box if the Aggregate Amount in Row 11 Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row 11 21.3%

14.	Type of Reporting Person IN

(3) Includes (a) 3,058,149 shares (11.4%) owned by the Zable QTIP Marital Trust Dated 9/18/78, (b) 2,132,296 shares (8.0%) owned by The Survivor’s Trust Created Under the Zable Trust Dated 9/18/1978, (c) 32,593 shares owned by the Zable Reverse QTIP Marital Trust dated 9/18/78, and (d) 16,108 shares owned by the Zable Non-QTIP Marital Trust dated 9/18/78.  Walter C. Zable and Ms. Cox share voting and dispositive power over such shares as co-trustees of such trusts, and each disclaims beneficial ownership of such shares except to the extent of his or her pecuniary interest therein.  Also includes 240,000 shares held in trusts for Ms. Cox’s children.  Ms. Cox and her spouse share voting and dispositive power over such shares as co-trustees of such trusts and each disclaims beneficial ownership of such shares except to the extent of his or her pecuniary interest therein.

CUSIP No. 229669106		SCHEDULE 13D

1.	Name of Reporting Person; S.S. or IRS Identification Zable QTIP Marital Trust Dated 9/18/78

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds OO

5.	Check box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 3,058,149

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 3,058,149

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,058,149

12.	Check box if the Aggregate Amount in Row 11 Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row 11 11.4%

14.	Type of Reporting Person OO

CUSIP No. 229669106		SCHEDULE 13D

1.	Name of Reporting Person; S.S. or IRS Identification The Survivor’s Trust Created Under the Zable Trust Dated 9/18/1978

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds OO

5.	Check box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 2,132,296

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 2,132,296

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,132,296

12.	Check box if the Aggregate Amount in Row 11 Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row 11 8.0%

14.	Type of Reporting Person OO

CUSIP No. 229669106		SCHEDULE 13D

1.	Name of Reporting Person; S.S. or IRS Identification Zable Reverse QTIP Marital Trust Dated 9/18/78

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds OO

5.	Check box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 32,593

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 32,593

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 32,593

12.	Check box if the Aggregate Amount in Row 11 Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row 11 0.1%

14.	Type of Reporting Person OO

CUSIP No. 229669106		SCHEDULE 13D

1.	Name of Reporting Person; S.S. or IRS Identification Zable Non-QTIP Marital Trust Dated 9/18/78

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds OO

5.	Check box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 16,108

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 16,108

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,108

12.	Check box if the Aggregate Amount in Row 11 Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row 11 less than 0.1%

14.	Type of Reporting Person OO

CUSIP No. 229669106	SCHEDULE 13D

Explanatory Note:

This Amendment No. 2 (this “Amendment”) amends and supplements the statement on Schedule 13D initially filed with the Securities and Exchange Commission (“SEC”) on July 17, 2012 and amended by Amendment No. 1 thereto filed with the SEC on May 30, 2013 (collectively, the “Statement”).  The Reporting Persons are filing this Amendment to report changes in their beneficial ownership since the previous filing of the Statement.  Except as set forth below, all previous Items set forth in the Statement are unchanged.  Capitalized terms used but not defined herein shall have the meanings given to such terms in the Statement.

Item 2.                           Identity and Background.

Item 2 of the Statement is amended and restated in its entirety as follows:

(a) This Statement is filed by the persons listed below, all of whom together are referred to herein as the “Reporting Persons.”

(i) Walter C. Zable;

(ii) Karen F. Cox;

(iii) Zable QTIP Marital Trust Dated 9/18/78 (“Zable QTIP Marital Trust”);

(iv) The Survivor’s Trust Created Under the Zable Trust Dated 9/18/1978 (“Survivor’s Trust”);

(v) Zable Reverse QTIP Marital Trust Dated 9/18/78 (“Zable Reverse QTIP Marital Trust”); and

(vi) Zable Non-QTIP Marital Trust Dated 9/18/78 (“Zable Non-QTIP Marital Trust” and together with the Zable QTIP Marital Trust, the Survivor’s Trust, and the Zable Reverse QTIP Marital Trust, collectively, the “Trusts”).

(b) The mailing address for each of the Reporting Persons is c/o Cubic Corporation, 9333 Balboa Avenue, San Diego, CA 92123.

(c) Walter C. Zable is Executive Chairman of the Company’s Board of Directors. Karen F. Cox is not currently employed.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of Walter C. Zable and Karen F. Cox is a citizen of the United States. In addition, each of the Trusts is organized under the laws of the State of California.

Item 4.                           Purpose of Transaction.

Item 4 of the Statement is amended by adding the following paragraph immediately prior to the last paragraph thereof:

On June 13, 2013, the Underwriters exercised their option in full to purchase an aggregate of 347,250 Shares (the “Over-Allotment Shares”) from Selling Stockholders and on June 19, 2013, the Selling Stockholders sold the Over-Allotment Shares to the Underwriters at a price of $43.69125 per Share in accordance with the Underwriting Agreement.  Of the 347,250 Over-Allotment Shares, the Zable QTIP Marital Trust Dated 9/18/78 sold 186,378 Shares, The Survivor’s Trust Created Under the Zable Trust Dated 9/18/1978 sold 158,581 Shares and the Zable Reverse QTIP Marital Trust Dated 9/18/78 sold 2,291 Shares.

Item 7.                           Material to be Filed as Exhibits.

Item 7 of the Statement is amended and restated in its entirety as follows:

Exhibit 1:             Joint Filing Agreement, dated as of June 26, 2013, among the Reporting Persons.

Exhibit 2:             Power of Attorney of the Reporting Persons, dated as of July 17, 2012 (incorporated by reference to Exhibit 2 to the Schedule 13D filed with the SEC on July 17, 2012).

Exhibit 3:             Underwriting Agreement, dated as of May 15, 2013, by and among the Company, J.P. Morgan Securities LLC and Credit Suisse Securities (USA) LLC, as representatives of the underwriters named therein, the Zable QTIP Marital Trust Dated September 18, 1978, The Survivor’s Trust Created Under the Zable Trust Dated September 18, 1978, and the Zable Reverse QTIP Marital Trust Dated September 18, 1978 (incorporated by reference to Exhibit 1.1 to Amendment No. 2 to the Company’s Registration Statement on Form S-1 filed with the SEC on May 8, 2013).

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: June 26, 2013

/s/ James R. Edwards

James R. Edwards, as attorney-in-fact for each of Walter C. Zable, Karen F. Cox, the Zable QTIP Marital Trust Dated 9/18/78, the Survivor’s Trust Created Under the Zable Trust Dated 9/18/1978, the Zable Reverse QTIP Marital Trust Dated 9/18/78 and the Zable Non-QTIP Marital Trust Dated 9/18/78